UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: November 30, 2010 Estimated average burden hours per response.......... 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-133755

Allied Capital Corporation

(Exact name of registrant as specified in its charter)

1919 Pennsylvania Avenue N.W., Washington, District of Columbia 20006  (202) 721-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.625% Notes due July 15, 2011 (“2011 Notes”); 6.000% Notes due April 1, 2012 (“2012 Notes”); 6.875% Notes due April 15, 2047 (“2047 Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: As of 3/31/10, 2011 Notes: 58; 2012 Notes: 54; 2047 Notes: 77

Pursuant to the requirements of the Securities Exchange Act of 1934 Ares Capital Corporation, as successor by merger to Allied Capital Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 15, 2010	By:	/s/Joshua M. Bloomstein
Joshua M. Bloomstein
Authorized Person

Instruction: This form is required by Rule 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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